FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of January

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





10 January, 2005


         WATERFORD WEDGWOOD PLC ("Waterford Wedgwood" or "the Company")

                    RESULT OF EXTRAORDINARY GENERAL MEETING

The Board of Waterford Wedgwood is pleased to announce that the resolution (details of which were set out in a document to Stockholders dated 15 December, 2004) to approve the proposed acquisition, by way of a cash offer, of the issued share capital of Royal Doulton plc not already owned by the Waterford Wedgwood Group, which was proposed for consideration at the Extraordinary General Meeting of the Company held today in Dublin, was passed.

Further announcements in relation to the status of the offer will be made in due course.

Enquiries:

Waterford Wedgwood                                         +353 1 478 1855
Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Paul D'Alton, Group Chief Financial Officer

Powerscourt (UK/International media)                       +44 207 236 5615
Rory Godson                                                +44 7909 926 020

Dennehy Associates (Ireland)                               +353 1 676 4733
Michael Dennehy                                            +353 87 2556923

College Hill (Analysts)                                    +44 207 457 2020
Kate Pope                                                  +44 7798 843276
Mark Garraway                                              +44 7771 860938

ENDS

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:  10 January 2005